WIDESCOPE RESOURCES INC.

May 29, 2007

Dear Fellow Shareholders:

Please see the attached information regarding the Annual General Meeting of shareholders to be held June 28, 2007. I urge you to complete the attached proxy/voting instructions and to complete the attached yellow response card so that we may update our database with all of your current contact information.

As I am sure all of you know the common shares of the company, Widescope Resources Inc., new name and all, have resumed trading [OTCbb symbol: “WSCRF”]. It all happened just before Christmas, so consider it a Christmas present. After nearly seventeen years of no trading, the directors are pleased to report that some liquidity has returned for your common shares.

Exploration on the Pinefalls Gold property held by our 65% owned subsidiary, Outback Capital Inc., is ongoing. For the current year we have been somewhat stymied by the world shortage of qualified geologists who remain in high demand due to the increased activity in exploration. We hope to have the situation resolved soon so that we can assemble a team to return to the Rice Lake Gold Camp to resume active on-the-ground prospecting, trenching, sampling and geological study.

Additionally management has stepped-up its efforts in pursuing additional opportunities. Several have been reviewed, but none have yet been concluded. There are lots of possibilities, however so far none that we have been offered seemed to make any sense. Others are in the early stages of review, as this is being written. Review takes a little longer than we would like, as we are both unwilling and unable to commit any significant funds to due diligence; particularly during the initial review.

The return to trading had the unintended effect of accelerating management’s search for additional opportunities. More on this as it unfolds, hopefully sooner, rather than later.

Please do contact us by e-mail at pinefallsgold@telus.net or by phone so that we can keep you up to date on our progress.

Sincerely,

WIDESCOPE RESOURCES INC.

“Signed”

Martin Schultz
Secretary